UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 7)

DUCKWALL-ALCO STORES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001

(Title of Class of Securities)

264142100

(CUSIP Number)

Leonard Chazen, Esq.

Covington & Burling LLP

620 Eighth Avenue

New York, New York 10018

(212) 841-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

SEC 1746 (11-03)

CUSIP No 264142100	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Strongbow Capital, Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON None
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies

Number of Shares Beneficially Owned By Each Reporting Person With	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 543,517
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 543,517

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 543,517
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No 264142100	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Strongbow Capital Management, Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON None
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 543,517
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 543,517

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 543,517
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No 264142100	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Raymond A. D. French I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 543,517
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 543,517

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 543,517
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No 264142100	Page 5 of 10 Pages

This Amendment No. 7 to the Schedule 13D (the “Schedule 13D”), dated November 20, 2007, is filed with the U.S. Securities and Exchange Commission (the “SEC”) by Strongbow Capital, Ltd., Strongbow Capital Management, Ltd. and Raymond A. D. French.

Item 1.	Security and Issuer

This Schedule 13D is filed with respect to the common stock $.0001 par value (“Common Stock”) of Duckwall-ALCO Stores, Inc., a Kansas corporation (“Duckwall” or the “Company”). The principal offices of Duckwall are located 401 Cottage Street, Abiline, KS 67410.

Item 2.	Identity and Background

This Statement is filed on behalf of Strongbow Capital, Ltd., Strongbow Capital Management, Ltd. and Raymond A. D. French, who are referred to as the “Filing Parties”.

Items 2(a)-(c), (f)

I. Filing Parties

1. Strongbow Capital, Ltd. (“Strongbow”) is a limited liability company organized under the laws of the Cayman Islands, British West Indies with its principal office and business at Queensgate House, South Church Street, P.O. Box 1234GT, Cayman Islands, British West Indies. Strongbow is an investor in equity securities. Strongbow is managed by its Board of Directors.

2. Strongbow Capital Management, Ltd. (“SCM”) is a limited liability company organized under the laws of the Cayman Islands, British West Indies with its principal office and business at Queensgate House, South Church Street, P.O. Box 1234GT, Cayman Islands, British West Indies. SCM acts as an investment manager to Strongbow. SCM is the sole owner of the voting shares of Strongbow and is the controlling entity of Strongbow.

3. Raymond A. D. French is a citizen of the Republic of Ireland whose address is Bayroc, Unit #404, Box CB 13043, Nassau, Bahamas. Mr. French is a company director. Mr. French is Chairman of SCM and is the controlling person of SCM. Mr. French’s email address is: rayfrench@strongbow-capital.com

II. Executive Officers and Directors.

Strongbow has no executive officers. The names, present principal occupations and business addresses of the directors of Strongbow are set forth below.

Name	Occupation	Address	Citizenship
Raymond A. D. French	Company Director	Bayroc, Unit #404 Box CB 13043 Nassau, Bahamas	Irish

CUSIP No 264142100			Page 6 of 10 Pages

Raymond J. R. French	Company Director	Ballacoyne Cammall Kirk Michael Isle of Man IM6 1AU British Isles.	Irish

SCM has no executive officers. The names, present principal occupations and business addresses of the directors of SCM are set forth below.

Name	Occupation	Address	Citizenship
Raymond A. D. French	Company Director	Bayroc, Unit #404 Box CB 13043 Nassau, Bahamas	Irish

Raymond J. R. French	Company Director	Ballacoyne Cammall Kirk Michael Isle of Man IM6 1AU British Isles.	Irish

Items 2(d). Criminal Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e) Civil Securities Law Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No 264142100	Page 7 of 10 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

No change from prior filing.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

In a telephone conversation with Warren H. Gfeller, the Company’s Chairman, on September 26, 2007, Raymond A.D. French, one of the Filing Parties, proposed that the Board take the following actions:

1. Expand the size of the Board by one member and appoint Royce Winsten to fill the newly created Board position. The Filing Parties believe that Mr. Winsten is an astute financial analyst, who is knowledgeable about the Company and its business. Mr. Winsten is the managing director of Shore Capital Management, LLC, which is the principal executing broker for Strongbow Capital, Ltd., one of the Filing Parties.

2. Create an executive committee of the Board, which would be authorized to exercise all the powers and authority of the Board in the management of the business and affairs of the Company, to the extent permitted by the Company’s Charter and Bylaws and applicable law. In particular, the executive committee would be charged with overseeing efforts by management to achieve the following three important objectives:

Reduce average inventory levels. The Company has estimated that there is an opportunity to reduce average inventory per selling square foot by approximately 15% as a result of the more efficient inventory management and logistics resulting from the Company’s IT initiative. The achievement of this reduction in average inventory levels would release a large amount of capital that could be used to finance new stores or for other purposes.

Reduce SG&A expense. Because of the Company’s very high operating leverage, a small percentage reduction in SG&A expenses would have a major impact on the bottom line. The Filing Parties have been disappointed with management’s record at controlling SG&A expense and would expect the executive committee to play a major role in achieving this objective.

Reduce losses from shrinkage (i.e., pilferage).

Mr. French recommended that Lolan C. Mackey be appointed chairman of the executive committee and that Mr. Winsten be one of the members of the committee.

Following the telephone conversation, the Board carried out Mr. French’s suggestion to expand the size of the Board by one member and appoint Royce Winsten to fill the newly created Board position. To the knowledge of the Filing Parties, the Board has not carried out Mr. French’s proposal to create an executive committee of the Board with specific oversight over the three problem areas cited.

On November 20, 2007, Mr. French sent a letter to the Board expressing dissatisfaction with the results to date of the three-year turn around program which was intended to bring the Company’s percentage return on equity (ROE) to the mid teens. The letter discussed in detail the grounds for the Filing Parties’ belief that management had done an inadequate job at controlling SG&A expenses and reducing average inventory levels. The letter also communicated Mr. French’s belief that if management and the Board do not promptly remedy these problems, a change in management or a sale of the Company will be the only ways for shareholders to achieve a reasonable return on their investment. Mr. French stated that if the Filing Parties do not see satisfactory concrete progress in the problem areas they have identified and an acceptable improvement in the Company’s twelve-month run-rate ROE by the end of the third quarter of this fiscal year, they may nominate a slate of directors for election to the Board and make other proposals at the 2008 annual meeting. Between now and the 2008 annual meeting, the Filing Parties may take preliminary steps toward soliciting proxies at the annual meeting and identifying potential candidates to be elected to the Board and may communicate with and may engage in conversations with investment banks, prospective purchasers and others regarding a possible sale of the Company, while continuing to communicate with management, the Board and other shareholders regarding matters related to the Company.

The Filing Parties acquired the Common Stock beneficially owned by them for investment purposes. The Filing Parties intend to review their position with respect to the Company periodically, and depending upon their evaluation of all relevant factors, the Reporting Parties may determine to acquire or dispose of Common Stock on the open market or in private transactions on such terms and at such times as the Filing Parties find desirable.

Except as set forth above, no Filing Party has any present or proposed plan which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

CUSIP No 264142100	Page 8 of 10 Pages

Item 5.	Interest in Securities of the Issuer.

(a) The following table sets forth information with respect to the Common Stock beneficially owned by each Reporting Person as of the close of business on November 19, 2007:

Name	Number of Shares	Approximate Percentage of Outstanding Shares[2]
Strongbow	543,517	14.3%
SCM	543,517	14.3%
Raymond A. D. French	543,517	14.3%

(b) Strongbow has shared power to dispose or direct the disposition of 543,517 shares of Common Stock.

SCM has shared power to dispose or direct the disposition of 543,517 shares of Common Stock.

Raymond A. D. French has shared power to dispose or to direct the disposition of 543,517 shares of Common Stock.

(c) There have been no transactions with respect to the Shares during the past 60 days by the Filing Persons.

(d) In certain circumstances, SCM may have the right to receive a portion of the proceeds of the sale by Strongbow of greater than five percent of the shares of the class of Common Stock.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Except as described in Item 4 above, there are no contracts, arrangements, understandings, or relationships between the Filing Parties, on the one hand, and any persons, on the other hand, with respect to any securities of the Company.

Item 7.	Material to be filed as Exhibits.

Exhibit 99.1        Letter, dated November 20, 2007, from Mr. French to the Board of Directors of the Company.

[2]	Computed on the basis of 3,809,341 shares of Common Stock outstanding as of July 29, 2007 as specified in the Quarterly Report on Form 10-Q of the Company, filed with the SEC on 09/06/2007.

CUSIP No 264142100	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2007

STRONGBOW CAPITAL, LTD.

By:	/s/ Raymond A. D. French
Raymond A. D. French
Director

STRONGBOW CAPITAL MANAGEMENT, LTD.

By:	/s/ Raymond A. D. French
Raymond A. D. French
Director

RAYMOND A. D. FRENCH

By:	/s/ Raymond A. D. French

CUSIP No 264142100	Page 10 of 10 Pages

Exhibit Index

Exhibit 99.1	Letter, dated November 20, 2007, from Raymond A.D. French to the Board of Directors of Duckwall-ALCO Stores, Inc.